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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*

                            CONNER PERIPHERALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   208 108 100
             -------------------------------------------------------
                                 (CUSIP Number)

              Thomas F. Mulvaney, Esq., Conner Peripherals, Inc.,
                      3081 Zanker Road, San Jose, CA  95134
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     10/3/95
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 208 108 100                                          Page 2 of 5 Pages


                                  SCHEDULE 13D

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1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Seagate Technology, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /
     N/A
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

     N/A
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     920 Disc Drive
     P. O. Box 66360
     Scotts Valley, CA  96067
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               7    SOLE VOTING POWER

  NUMBER OF         In the event the Stock Option becomes exercisable and is
                    exercised in full, Seagate will have sole voting power with
   SHARES           respect to 8,015,420 shares of Common Stock of Conner.*
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY     -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
    EACH
                    In the event the Stock Option becomes exercisable and is
  REPORTING         exercised in full, Seagate will have sole dispositive power with respect to 8,015,420 shares of Common Stock of Conner.*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     In the event the Stock Option becomes exercisable and is exercised in full, Seagate will beneficially own 8,015,420 shares of Common Stock of Conner.*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.0%
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14   TYPE OF REPORTING PERSON

     CO
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CUSIP NO. 208 108 100                                          Page 3 of 5 Pages


   Item 1.     Security:  Common Stock

   Item 2.     Reporting Person:  Seagate Technology, Inc.
                                  920 Disc Drive
                                  Scotts Valley, CA  96067

               No disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

   Item 3.     Source of Funds: Working Capital

   Item 4. Purpose of Transaction: Seagate Technology, Inc. ("Seagate"), Athena Acquisition Corporation and Conner Peripherals, Inc. ("Conner") entered into an Agreement and Plan of Reorganization, dated as of October 3, 1995 (the "Reorganization Agreement") pursuant to which Seagate will acquire Conner, and Conner will become a wholly owned subsidiary of Seagate. Consummation of the Reorganization Agreement is subject to the satisfaction or waiver of a number of conditions to closing. As a condition to Seagate's willingness to enter into the Reorganization Agreement, Seagate required that Conner agree, and Conner agreed, to enter into an option agreement granting Seagate the right to purchase 8,015,420 shares of Conner Common Stock. Such option becomes exercisable in the event (i) any person other than Seagate acquires more than 20% of the outstanding shares of Conner Common Stock, (ii) any person other than Seagate makes a tender offer for at least 20% of the outstanding shares of Conner Common Stock, or (iii) Conner enters into a written agreement in connection with an alternate business combination or other similar transaction. Conner's obligation to issue shares pursuant to the exercise of the option is subject to the satisfaction or waiver of certain conditions, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and that no order, decree or injunction of any competent court or regulatory agency is in effect which prohibits the exercise of the option.

   Item 5(a). Beneficial Ownership: In the event the stock option is exercised in full, Seagate will beneficially own a total of 8,015,420 shares of Common Stock of Conner, representing 13.0% of the outstanding Common Stock of Conner.*

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CUSIP NO. 208 108 100                                          Page 4 of 5 Pages


   Item 5(b). Sole Voting Power: In the event the Stock Option is exercised in full, Seagate will have sole power to vote 8,015,420 shares of Conner Common Stock.


   Item 5(c). Transactions: On October 3, 1995, Seagate and Conner entered into the Reorganization Agreement pursuant to which Seagate will acquire Conner, and Conner will become a wholly owned subsidiary of Seagate. Consummation of the Reorganization Agreement is subject to the satisfaction or waiver of a number of conditions to closing.

   Item 5(d).  Not Applicable.

   Item 5(e).  Not Applicable.

   Item 6. Arrangements: On October 3, 1995, Seagate and Conner entered into the Reorganization Agreement pursuant to which Seagate will acquire Conner, and Conner will become a wholly owned subsidiary of Seagate. Consummation of the Reorganization Agreement is subject to the satisfaction or waiver of a number of conditions to closing.

   Item 7.     Exhibits.

               Exhibit 1. The Agreement and Plan of Reorganization among Seagate Technology, Inc., Athena Acquisition Corporation and Conner Peripherals, Inc., dated as of October 3, 1995, including exhibits thereto.

               Exhibit 2. Stock Option Agreement between Seagate Technology, Inc. and Conner Peripherals, Inc., dated as of October 3, 1995.



____________________
     * The stock option is not exercisable except upon the occurence of certain events, which may or may not occur. Due to the contingent nature of the stock option, as of the date of this Schedule 13D, Seagate disclaims beneficial ownership of the shares subject to the stock option. The number of shares issuable upon exercise of the option shall be adjusted in the event that any additional shares of Conner Common Stock are issued. In the event the merger is consummated, Seagate will acquire all of the outstanding Common Stock of Conner and Conner will become a wholly owned subsidiary of Seagate.

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CUSIP NO. 208 108 100                                          Page 5 of 5 Pages



Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Seagate Technology, Inc.



10/12/95                           By:  /s/ Stephen J. Luczo
----------------                      ------------------------------------------
Date                               Signature

                                   Stephen J. Luczo/Executive Vice President,
                                   Corporate Development
                                   ---------------------------------------------
                                   Name/Title